BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2015. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of March 29, 2016.

 Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, merger with Fuel Systems Inc., Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $863 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus of the operating business units are summarized below:

Operating Business Units

During the first quarter of 2015, Westport realigned the structure of the Company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.  All comparable prior period information has been recast to reflect this change.

Westport Operations designs, manufactures and sells compressed natural gas ("CNG"), liquefied natural gas ("LNG"), and liquefied petroleum gas ("LPG") components and systems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors, the GAZ Group, Chrysler, General Motors, Ford Motor Company ("Ford"), PACCAR Inc., Volvo Car Group, Hyundai and Kia and to aftermarket customers in over 79 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("OMVL") and Emer S.p.A ("EMER"), including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and, recently acquired Netherlands based Prins Autogassystemen Holding B.V. ("Prins") are made either directly to OEMs or through one of their many global distributors. Westport Operations has a strong customer base in Europe and North America and is growing in Asia, South America, and Africa.

Westport supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program with products in the Ford line, including transit, cargo shuttle and taxi vehicles.  Sold under the Westport WiNG™ Power System brand, product offerings include the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-fuel vehicle models.  Westport also provides aftermarket conversion products, alternative fuel systems and application engineering.

Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStartTM mobile fuel services; Westport iCE PACKTM for spark-ignited ("SI") engines, LNG tender products for the rail market and WestportTM     industrial engines sold to Clark Material Handling and Cummins Western Canada for forklift and oilfield applications.

Corporate and Technology Investments Business Unit
The Corporate and Technology Investments business unit ("Corporate and Technology Investments") is responsible for investments in new research and development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the associated revenue will be recognized under Westport Operations.

Cummins Westport Inc. Joint Venture
Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc. Joint Venture
Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

GENERAL DEVELOPMENTS

Subsequent to year end, the Company announced that it has entered into an agreement with Cartesian Capital Group for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provides $17.5 million in non-dilutive capital with additional capital contingent on reaching key milestones and establishing new investment opportunities. This financing package includes a contingent payment (derived substantially from future HPDI product sales), a convertible debenture, non-core asset sales, and incremental funding capacity to support future product development. As part of the financing agreement, Peter Yu, Managing Partner and Founder of Cartesian, has been appointed to Westport's Board of Directors.

On September 1, 2015, the Company announced a proposed business combination (the "Merger") with Fuel Systems Solutions, Inc. (“Fuel Systems”). Under the terms of the Merger, the Company will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock transaction under which Fuel Systems shareholders will receive 2.129 Company shares for each share of Fuel Systems common stock they own at closing.
On March 7, 2016, the Company signed an Amendment to the Agreement and Plan of Merger (the “Amendment”) in relation to the Merger between the Company and Fuel Systems. The exchange ratio of the Agreement has been amended to include a collar mechanism. In the event that the NASDAQ volume weighted average price ("VWAP") of the Company common shares during a specified measuring period is equal to or greater than $2.37, then Fuel Systems stockholders will receive 2.129 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company’s VWAP is equal to or less than $1.64, then Fuel Systems stockholders will receive approximately 3.08 Company common shares per Fuel Systems share on closing of the Merger and through the exchange process. In the event that the Company's VWAP is greater than $1.64 and less than $2.37, then Fuel Systems stockholders would receive a number of Company common shares per Fuel Systems share equal to dividing $5.05 by the Company’s VWAP, rounded to four decimal places. The measuring period will be the ten consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date.
On March 18, 2016, the Company announced that its shareholders approved the issuance of such number of Company common shares as required to complete the Merger.
The Merger requires certain regulatory approvals and approval by a majority of the shareholders of Fuel Systems. All substantive regulatory approvals have been received. The Merger is currently anticipated to close in April 2016.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the years ended December 31, 2015, December 31, 2014 and the year ended December 31, 2013:

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2015	2014	2013
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Total revenue	$103.3	$130.6	$164.0
Gross margin (1)	20.0	32.7	15.3
GM %	19.4%	25.0%	9.3%
Net loss	(98.4)	(149.6)	(185.4)
Net loss per share – basic and diluted (2)	(1.53)	(2.37)	(3.22)
Weighted average shares outstanding	64,109,703	63,130,022	57,633,190

(1)	Gross margin is calculated as revenue less cost of product revenue.

The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales. Gross margin as defined above applies to the discussion of gross margin throughout the MD&A.

(For the years ended December 31, 2015, 2014, and 2013 depreciation and amortization is excluded from the calculation of gross margin).

(2)	Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.

The following table sets forth a summary of our financial position as at December 31, 2015 and December 31, 2014:

Selected Balance Sheet Data

	December 31, 2015	December 31, 2014
(expressed in millions of United States dollars)
Cash and short-term investments	$27.8	$94.0
Total assets	209.7	335.8
Long-term debt	62.5	76.7

SELECTED ANNUAL FINANCIAL INFORMATION (continued):

The following tables set forth a summary of the financial results of our joint ventures for the years ended December 31, 2015, December 31, 2014 and the year ended December 31, 2013:

Selected CWI Statements of Operations Data

	Years ended December 31,
	2015	2014	2013
(expressed in millions of United States dollars)
Total revenue	$331.9	$337.2	$310.7
Gross margin	103.8	66.4	64.2
GM %	31.3%	19.7%	20.7%
Net income before income taxes	50.5	21.0	23.1
Net income attributable to the Company	17.1	8.1	9.4

Selected WWI Statements of Operations Data

	Years ended December 31,
	2015	2014	2013
(expressed in millions of United States dollars)
Total revenue	$186.0	$618.5	$466.6
Gross margin	21.4	52.5	37.3
GM %	11.5%	8.5%	8.0%
Net income before income taxes	3.8	20.3	14.5
Net income attributable to the Company	1.0	6.0	4.3

RESULTS FROM OPERATIONS

Revenue
Total segments revenues, including 100% of CWI and WWI revenue, decreased $465.1 million, or 43% from $1,086.3 million in 2014 to $621.2 million in 2015.

The following table summarizes revenues by segment for the year ended December 31, 2015 compared to the year ended December 31, 2014:

Revenues
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Westport Operations	$100.1	$127.0	$(26.9)	(21)%
Corporate and Technology Investments	3.2	3.6	(0.4)	(11)%
CWI	331.9	337.2	(5.3)	(2)%
WWI	186.0	618.5	(432.5)	(70)%
Total segment revenues	$621.2	$1,086.3	$(465.1)	(43)%
Less: Equity investees' revenues	517.9	955.7	(437.8)	(46)%
Total consolidated revenues	$103.3	$130.6	$(27.3)	(21)%

Westport Operations revenue for the year ended December 31, 2015 decreased $26.9 million, or 21% from $127.0 million to $100.1 million. Westport Operations has been impacted significantly by the decline in the price of oil and the strengthening of the US dollar. Revenue from European operations for the year ended December 31, 2015, including the Prins acquisition increased by €6.2 million, while revenue from North American operations decreased by approximately $17.1 million. The decrease in revenue from North American operations was driven by decreases in Westport's Ford qualified vehicle modifier ("QVM") business, decreased sales of Westport iCEPACK, and a decrease in engineering service contracts. A further decrease of approximately $12.0 million in revenue was driven by unfavourable impacts of foreign currency translation from the Euro to the US dollar equivalent.

Corporate and Technology Investments revenue for the year ended December 31, 2015 decreased $0.4 million, or 11% from $3.6 million to $3.2 million. The decrease is primarily driven by unfavourable impacts of foreign currency translation from the Canadian to the US dollar equivalent. The Company is pleased to report that it met several key milestones during the year with our OEM partners.

CWI revenue for the year ended December 31, 2015 decreased $5.3 million, or 2% from $337.2 million to $331.9 million. CWI product revenue for the year ended December 31, 2015 decreased $9.6 million, or 3%, to $274.0 million on sales of 9,940 units compared to $283.6 million and 10,512 units for the year ended December 31, 2014, which was primarily attributed to the decline of the price of oil and other macroeconomic conditions. CWI parts revenue for the year ended December 31, 2015 was $57.8 million compared with $53.7 million for the year ended December 31, 2014 which was primarily attributed to the increase of natural gas engine population in service.

WWI revenue for the year ended December 31, 2015 decreased $432.5 million, or 70% , from $618.5 million to $186.0 million. WWI shipped 15,956 units in 2015 compared with 51,006 units for the year ended December 31, 2014. Westport’s WWI results are in-line with general market conditions in China and in-line with diesel truck sales. Truck demand remains subdued, as demonstrated by the decrease of recent monthly commercial vehicle sales in China year-over-year, according to China Association of Automotive Manufacturers ("CAAM").

Total segments revenues, including 100% of CWI and WWI revenue, increased $145.0 million, or 15% from $941.3 million in 2013 to $1,086.3 million in 2014.

The following table summarizes total revenue by segment for the years ended December 31, 2014 compared to the year ended December 31, 2013:

Revenues
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Westport Operations	$127.0	$151.6	$(24.6)	(16)%
Corporate and Technology Investments	3.6	12.4	(8.8)	(71)%
CWI	337.2	310.7	26.5	9%
WWI	618.5	466.6	151.9	33%
Total segment revenues	$1,086.3	$941.3	$145.0	15%
Less: Equity investees' revenues	955.7	777.3	178.4	23%
Total consolidated revenues	$130.6	$164.0	$(33.4)	(20)%

Westport Operations revenue for the year ended December 31, 2014 decreased $24.6 million, or 16% to $127.0 million from $151.6 million for the year ended December 31, 2013. Revenue from European operations decreased $7.0 million driven by an unfavourable impact of foreign currency translation from the Euro to the US dollar equivalent and weaknesses in certain markets, particularly Europe and Asia. Revenue from North American operations decreased $18.1 million due to the discontinuation of the first generation Westport™ HPDI system in December 2013, offset by increased shipments of Westport iCE PACK, and increased service revenue.

Corporate and Technology Investments revenue for the year ended December 31, 2014 decreased $8.8 million, or 71% from $12.4 million to $3.6 million. The decrease is driven by decreases in license fees earned from our development agreements. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2014 increased $26.5 million, or 9% from $310.7 million to $337.2 million. CWI product revenue for the year ended December 31, 2014 increased $22.6 million, or 9%, to $283.6 million on sales of 10,512 units compared to $261.0 million and 10,314 units for the year ended December 31, 2013, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April of 2013 contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2014 was $53.7 million compared with $49.6 million for the year ended December 31, 2013 which was primarily attributed to the increase of natural gas engine population in service.

WWI revenue for the year ended December 31, 2014 increased $151.9 million, or 33%, from $466.6 million to $618.5 million. WWI shipped 51,006 units in 2014 compared with 38,138 units for the year ended December 31, 2013.

Gross Margin
Total segments gross margin, including 100% share of CWI and WWI decreased $6.4 million, or 4% from $151.6 million in 2014 to $145.2 million in 2015.

The following table presents gross margin by segment for the year ended December 31, 2015 compared to the year ended December 31, 2014:

Gross Margin
(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2015	Revenue	2014	Revenue	$	%
Westport Operations	$16.7	16.7%	$29.1	22.9%	$(12.4)	(43)%
Corporate and Technology Investments	3.3	100.0%	3.6	100.0%	(0.3)	(8)%
CWI	103.8	31.3%	66.4	19.7%	37.4	56%
WWI	21.4	11.5%	52.5	8.5%	(31.1)	(59)%
Total segment gross margin	$145.2	23.4%	$151.6	14.0%	$(6.4)	(4)%
Less: Equity investees' gross margin	125.2	24.2%	118.9	12.4%	6.3	5%
Total consolidated gross margin	$20.0	19.4%	$32.7	25.0%	$(12.7)	(39)%

Westport Operations gross margin decreased $12.4 million to $16.7 million, or 16.7% of revenue, for the year ended December 31, 2015 compared to $29.1 million, or 22.9% of revenue for the year ended December 31, 2014. The decrease in gross margin percentage is due to inventory obsolescence charges of $8.7 million in the current year compared to $2.1 million in the prior year. Adjusted gross margin would have been 24.0% of revenue without the obsolescence, compared to 24.6% in the prior year. Gross margin also decreased due to lower revenue and changes in product mix.

CWI gross margin increased $37.4 million to $103.8 million, or 31.3% of revenue from $66.4 million or 19.7% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2015 were $84.2 million and 30.7%, respectively, compared to $52.2 million and 18.4%, respectively, for the year ended December 31, 2014. This increase in CWI gross margin percentage was due primarily to a favourable decrease of $23.5 million in net warranty adjustments and net extended coverage claims compared to the year ended December 31, 2014. Reliability of the ISL G engine has continued to improve as a result of hardware and calibration changes. CWI parts gross margin percentage was 33.9% for the year ended December 31, 2015 compared to 26.5% for the year ended December 31, 2014. The increase in parts gross margin is primarily due to a change in product mix.

WWI gross margin decreased $31.1 million to $21.4 million, from $52.5 million. The decrease in gross margin relates to a decrease in the number of engines sold. Gross margin as a percentage of revenue increased from 8.5% to 11.5% as a result of changes in product mix and product pricing.

Total segments gross margin, including 100% share of CWI and WWI increased $34.8 million, or 30% from $116.8 million in 2013 to $151.6 million in 2014.

The following table presents gross margin by segment for the year ended December 31, 2014 compared to year ended December 31, 2013:

Gross Margin
(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2014	Revenue	2013	Revenue	$	%
Westport Operations	$29.1	22.9%	$3.0	2.0%	$26.1	870%
Corporate and Technology Investments	3.6	100.0%	12.3	100.0%	(8.7)	(71)%
CWI	66.4	19.7%	64.2	20.7%	2.2	3%
WWI	52.5	8.5%	37.3	8.0%	15.2	41%
Total segment gross margin	$151.6	14.0%	$116.8	12.4%	$34.8	30%
Less: Equity investees' gross margin	118.9	12.4%	101.5	13.1%	17.4	17%
Total consolidated gross margin	$32.7	25.0%	$15.3	9.3%	$17.4	114%

Westport Operations gross margin increased $26.1 million to $29.1 million, or 22.9% of revenue, for the year ended December 31, 2014 compared to $3.0 million, or 2.0% of revenue for the year ended December 31, 2013. Gross margin from North American operations increased $30.9 million as a result of the prior year including $26.3 million of warranty adjustments and inventory net realizable write downs related to the discontinuation of the first generation Westport™ HPDI system. Gross margin from European operations decreased $4.8 million as a result of changes in product mix and weaknesses in certain markets including Europe and Asia.

 Corporate and Technology Investments gross margin decreased $8.7 million from $12.3 million to $3.6 million. The decrease in gross margin is driven by a reduction in revenue. The gross margin percentage was 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.2 million to $66.4 million, or 19.7% of revenue from $64.2 million or 20.7% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2014 were $52.2 million and 18.4%, respectively, compared to $42.7 million and 16.4%, respectively, for the year ended December 31, 2013. This increase in CWI gross margin percentage was due primarily to a decrease of $8.3 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2013. Warranty adjustments and net extended coverage claims totaling $21.7 million were recorded for the year ended December 31, 2014 which is a decrease of $15.1 million from prior year claims of $36.8 million. CWI parts gross margin percentage was 26.5% for the year ended December 31, 2014 compared to 43.5% for the year ended December 31, 2013, which was due to a change in product mix and pricing.

WWI gross margin increased $15.2 million to $52.5 million, or 8.5% of revenue from $37.3 million or 8.0% of revenue. The increase in gross margin percentage related primarily to a change product mix and product pricing.

Research and Development Expenses
The following table presents details of research and development (“R&D”) expense by segment for the year ended December 31, 2015 compared to year ended December 31, 2014:

Research and Development
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Westport Operations	$13.6	$21.3	$(7.7)	(36)%
Corporate and Technology Investments	39.2	55.3	(16.1)	(29)%
Total research and development	$52.8	$76.6	$(23.8)	(31)%

Westport Operations research and development expenses decreased $7.7 million due to reduction in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments research and development expenses decreased $16.1 million from $55.3 million to $39.2 million due to reduction in program expenses and prioritizing of investment programs, decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent.

The following table presents details of R&D expense by segment for the year ended December 31, 2014 compared to year ended December 31, 2013:

Research and Development
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Westport Operations	$21.3	$23.0	$(1.7)	(7)%
Corporate and Technology Investments	55.3	68.1	(12.8)	(19)%
Total research and development	$76.6	$91.1	$(14.5)	(16)%

Westport Operations research and development expenses decreased $1.7 million primarily due to lower R&D expenses spent on Westport WiNG Systems as product development was completed in 2013.

Corporate and Technology Investments research and development expenses decreased $12.8 million from $68.1 million to $55.3 million primarily driven by reduction in program expenses and prioritizing of investment programs.

Selling, General and Administrative Expenses
The following table presents details of Selling, General and Administrative (“SG&A”) expense by segment for the year ended December 31, 2015 compared to the year ended December 31, 2014:

Selling, General and Administrative
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2015	2014	$	%
Westport Operations	$18.3	$30.5	$(12.2)	(40)%
Corporate and Technology Investments	34.4	35.3	(0.9)	(3)%
Total selling, general and administrative	$52.7	$65.8	$(13.1)	(20)%

Westport Operations SG&A expenses decreased $12.2 million due to decreased headcount and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments SG&A expenses decreased $0.9 million due to decreased headcount and favorable impacts of foreign currency translation from the Canadian to the US dollar equivalent. Within 2015 SG&A are one time costs of $4.5 million related to the proposed merger between the Company and Fuel Systems. Without these merger costs, SG&A would have decreased 15.3% year over year.

The following table presents details of SG&A expense by segment for the year ended December 31, 2014 compared to the year ended December 31, 2013:

Selling, General and Administrative
(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2014	2013	$	%
Westport Operations	$30.5	$47.5	$(17.0)	(36)%
Corporate and Technology Investments	35.3	27.7	7.6	27%
Total selling, general and administrative	$65.8	$75.2	$(9.4)	(13)%

Westport Operations SG&A expenses decreased $17.0 million primarily due to decreased headcount from consolidating our facilities, discontinuation of activity related to the first generation WestportTM HPDI system and decreased scope of off-road programs.

Corporate and Technology Investments SG&A expenses increased $7.6 million due to increase in headcount to support new programs and global market development initiatives and severance recorded during the year.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2015, we recognized a net foreign exchange gain of $11.6 million with the decline in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange gain for the year ended December 31, 2015 is unrealized.

For the year ended December 31, 2014, we recognized a net foreign exchange gain of $3.4 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange gain of $15.2 million for the year ended December 31, 2013.

Depreciation and amortization for the year ended December 31, 2015 was $13.7 million compared to $18.7 million for the year ended December 31, 2014 and $16.3 million for the year ended December 31, 2013. The decrease primarily related to depreciation of property and equipment purchases, which decreased due to favourable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI and our increase in equity income results primarily from higher revenues and gross margins for CWI and WWI in the current year compared to the prior year.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2015	2014	2013
CWI - 50% interest	$17.1	$8.1	$9.4
WWI - 35% interest	1.0	6.0	4.3
Other	0.2	0.1	(0.3)
Income from investment accounted for by the equity method	$18.3	$14.2	$13.4

During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial statement results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1.2 million understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1.2 million for the year ended December 31, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the year ended December 31, 2015 consolidated financial statements.

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on Canadian dollar and Euro denominated debentures.
(expressed in millions of U.S. dollars)

	Years ended December 31,
	2015	2014	2013
Canadian debentures - 9% per annum	$3.9	$3.7	$3.1
Senior financing facilities	0.9	1.6	1.0
Amortization of discount and non-cash interest expense	0.7	0.5	0.7
Total Interest on long-term debt	$5.5	$5.8	$4.8

Interest on long-term debt for the year ended December 31, 2015 of $5.5 million is lower compared to the year ended December 31, 2014 due to favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Interest on long-term debt for the year ended December 31, 2014 of $5.8 million is higher compared to the year ended December 31, 2013 due to additional interest on senior financing facilities as a result of increased borrowings.

Income tax expense for the year ended December 31, 2015 was $0.7 million compared to an income tax recovery of $0.6 million for the year ended December 31, 2014 and an income tax expense of $0.9 million for year ended December 31, 2013.

The increase for the year ended December 31, 2015 primarily relates to higher distributable earnings from our investment in CWI. The decrease in income tax expense for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the intangible and goodwill impairment charges.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2015, our cash, cash equivalents and short-term investment position was $27.8 million, a decrease of $66.2 million from $94.0 million at December 31, 2014. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses since inception and as at December 31, 2015 has an accumulated deficit of $863.3 million. As at December 31, 2015 the Company has cash and cash equivalents and short-term investments of $27.8 million. The Company’s ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. There can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2015, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See also "Cartesian Financing" in the subsequent event section of this MD&A for cash raised subsequent to year end.
Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Cash Flow from Operating Activities. We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
2015 compared to 2014. In 2015, our net cash flow used in operating activities was $69.1 million, a decrease of $37.7 million from the net cash flow used in operating activities in the year ended December 31, 2014. This change was primarily driven by a reduction in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent. Cash used in operations decreased by $4.3 million compared to the prior year. These changes include increases in positive operating cash flow associated with accounts payables (primarily in relation with timing of payments), offset by an increase in accounts receivables (primarily as a result of increased sales in Q4 2015 versus Q4 2014).
Cash Flow from Investing Activities. Our net cash used in investing activities consisted primarily of dividends received from joint ventures, offset by purchases of property, plant and equipment property (“PP&E”).
2015 compared to 2014. In 2015, our net cash flow received from investing activities was $16.4 million, a decrease of $4.9 million. Dividends received from joint ventures increased by $17.3 million to $20.5 million, primarily as a result of stronger net income attributable to CWI. CWI improved the reliability of the ISL G engine, which resulted in a favourable decrease of $23.5 million in net warranty adjustments and net extended coverage claims compared to the year ended December 31, 2014. PP&E additions decreased by $5.4 million to $4.8 million primarily as a result of prioritizing investments and capital asset projects. Net cash flow received from investing activities decreased because no short-term investments matured in 2015, compared to $31.4 million in 2014.
Cash Flow from Financing Activities
2015 compared to 2014. In 2015, our net cash flow from financing activities was negative because our repayment of operating lines of credit and long term facilities was greater than our infusion of cash from drawing on operating lines of credit. In 2014, our net cash flow from financing activities was positive, primarily as a result of raising an extra $17.8 million in unsecured subordinated debentures.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$57.5	$57.5	$57.5	$—	$—	$—
Unsecured subordinated debentures (1)	38.4	46.0	3.6	42.4	—	—
Senior financing (2)	9.1	9.4	6.3	1.8	0.7	0.7
Senior revolving financing (3)	10.9	11.4	0.3	11.1	—	—
Other bank financing (4)	3.2	3.6	2.0	0.2	0.1	1.3
Capital lease obligations	0.8	0.8	0.4	0.4	—	—
Operating lease commitments	—	56.5	3.3	8.0	9.4	35.8
Royalty payments (5)	—	14.5	1.2	2.1	1.9	9.1
	$119.9	$199.7	$74.6	$66.0	$12.1	$46.9

(1)Includes interest at 9%.
(2)Includes interest at rates disclosed in note 13(b) of the annual financial statements in effect at at December 31, 2015.
(3)Includes interest at rates disclosed in note 13(c) of the annual financial statements in effect at December 31, 2015.
(4)Includes interest at rates disclosed in note 13(d) in effect at December 31, 2015.
(5)The Company is obligated to pay annual royalties equal to the greater of CDN $1.4 million or 0.33% of the Company's gross annual revenue from all sources, including CWI, provided that gross revenue exceeds CDN $13.5 million in any aforementioned fiscal year, until a total of CDN $28.2 million has been paid.  The Company has assumed the minimum required payments.

Capital lease obligations and operating lease commitments
Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.1% to 4.9%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Senior financing
Senior financing consists of three arrangements with a combined $15.9 million in principal outstanding.

The Emer S.p.A ("Emer") senior financing agreement with outstanding principal of $9.4 million is denominated in EUROS and bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2015) and is recorded at amortized cost using the effective interest rate method.  Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

The outstanding principal for the Prins senior financing as of December 31, 2015 is $2.0 million. The senior financing agreement is denominated in EUROS and bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2015). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

The Prins senior mortgage loan was assumed on the acquisition of Prins. The senior mortgage loan is denominated in EUROS and bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2015). Interest is paid quarterly. The Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

The three senior financing agreements will be repaid in accordance with note 13(b) of the annual financial statements.

Senior revolving financing
The senior revolving financing facility is denominated in EUROS and bears interest at the 6-month Euribor plus 2.6% (2.7% as at December 31, 2015) and will be repaid through one principal payment of €10 million on March 31, 2017. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior revolving financing.

The principal repayment schedule of the senior financings are as follows for the years ended December 31:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2016	$—	$3.8	$1.9	$0.3	$—	$6.0
2017	38.3	1.0	0.1	0.3	10.9	50.6
2018	—	—	—	0.3	—	0.3
2019	—	—	—	0.4	—	0.4
2020 and thereafter	—	—	—	1.0	—	1.0
	$38.3	$4.8	$2.0	$2.3	$10.9	$58.3

Subordinated Debenture Notes
On September 23, 2011, the Company raised CDN$36.0 million through the issuance of debentures (the "Initial Debentures"). The Initial Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, were payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.

On June 27, 2014, the Company raised CDN$19.0 million through the issuance of debentures on a private placement basis (the “Additional Debentures”). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the “Amended Initial Debentures”). The Amended Initial Debentures are ranked pari passu with the Additional Debentures and both shall be treated as the same series of debentures (the “New Debentures”) with the same terms. The New Debentures totaling CDN$55.0 million are composed of the Additional Debentures CDN$19.0 million and the Amended Initial Debentures CDN$36.0 million. The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative’s fair value was determined to be CDN$1.3 million, which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

The table below discloses the accounting values assigned to the subordinated debenture notes. All values are disclosed in CDN ("C$"). The approximate exchange rate used to value the subordinated debenture notes to USD at December 31, 2015 was 0.72 (2014 - 0.86).

	December 31, 2015		December 31, 2014
Balance, beginning of period	C$	52.0	C$	34.0
Issuance of Additional Debentures	—		19.0
Extension Option Discount	—		(1.2)
Accretion for extension option	0.4		0.2
Accretion of share issuance costs	0.7		—
Balance, end of period	C$	53.1	C$	52.0

(1) We adopted ASU 2015-03 in the fourth quarter of 2015. We applied the change retrospectively to January 1, 2014 for prior period balances of unamortized debt issuance costs, resulting in a CDN $2.0 million reduction in other assets and long-term debt on our consolidated balance sheet as of December 31, 2014.

Royalty Payments
Royalty payments include annual royalties payable to Industry Canada’s Industrial Technologies Office (“ITO”) as outlined in “Government Funding” below.

Purchase Commitments
The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4.1 million in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities. During 2015 the provision has been drawn down to $2.1 million.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding
We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $0.2 million in government funding during the year ended December 31, 2015 compared with $0.9 million for the year ended December 31, 2014 and $0.6 million for the year ended December 31, 2013.

Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to CDN $18.9 million.	Annual royalties equal to the greater of CDN $1.35 million or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN $13.5 million.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN $28.2 million.

For the year ended December 31, 2015, royalties of $0.3 million relating to ITO were paid. $2.4 million remain accrued at December 31, 2016. Cumulative royalties paid to date relating to ITO at December 31, 2015 total CDN $10.0 million.

SHARES OUTSTANDING

For the years ended December 31, 2015, December 31, 2014 and the year ended December 31, 2013, the weighted average number of shares used in calculating the loss per share was 64,109,703, 63,130,022 and 57,633,190, respectively. During the year ended December 31, 2015, we granted 5,556,630 RSUs and PSUs (together the “Share Units”). The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2015		March 29, 2016
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	64,380,819		64,487,305
Share Units
Outstanding (1)(2)	9,657,921	N/A	9,118,870	N/A
Exercisable	1,150,294	N/A	1,379,694	N/A

 (weighted average exercise prices are presented in Canadian dollars)

(1) As at December 31, 2015, excludes 41,302 (March 29, 2016 - 35,315) of phantom share units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of common shares.

(2) As at December 31, 2015, includes 3,561,433 (March 29, 2016 - 3,140,200) PSUs with payout levels ranging between 0% and 200% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in Note 2 of our calendar year 2015 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entities
A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company’s interest in CWI is a VIE but it is determined that there is no primary beneficiary.

Warranty Liability
Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts.  As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts. The warranty liability was reviewed in the fourth quarter of 2014 and 2015, and no change in estimate was required.

Revenue Recognition

Product revenue

The Company’s primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product revenue is recognized when contractual terms are agreed upon, the price is fixed or determinable, the products are shipped and title passes to the customer and collectability is reasonably assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones.  Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement.  All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services.  These contracts provide for the payment for services based on the performance of work under product development programs.  Revenues are recognized under these contracts based on the percentage of completion method of accounting.  The components to measure percentage of completion may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed.  When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.  Changes to the estimated percentage of completion of a contract may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

Arrangements with customers may include multiple deliverables, including any combination of products, services, and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) best estimate of selling price (BESP), which are determined as follows:
VSOE-In limited circumstances are products sold separately in stand-alone arrangements.  In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.
TPE-VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products’ selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.
BESP-The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company’s normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.
Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company’s operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company’s operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

Inventories
The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.

Property, Plant and Equipment and Intangible Assets
We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Intangible assets

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5.8 million were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $0.1 million, customer contracts by $4.7 million and other intangibles by $1.0 million for the Westport Operations segment.

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2015. The Company completed its annual assessment at November 30, 2015 and concluded that intangible assets were not impaired.

Impairment of property, plant and equipment

During the year ended December 31, 2015, the Company recorded an impairment charge of $4.0 million. The impairment resulted primarily from the write-down of OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Westport Operations segment.

During the year ended December 31, 2014, the Company recorded an impairment charge of $5.2 million. The impairment was primarily recorded against non-utilized test cells, and non-utilized equipment related to facility closures.

Stock-Based Compensation
We account for stock-based compensation related to stock options, Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and RSUs by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill
We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

The Company's annual assessment date is November 30. However, based on the revenue and operating results of the Italian reporting unit, which is within the Westport Operations segment in the nine months ended September 30, 2015, the decline in the outlook for the remainder of 2015 and future years and the decline in the Company's share price, the Company concluded there were impairment indicators requiring an interim goodwill impairment assessment as of September 30, 2015. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill and as a result an impairment of $18.7 million was recorded in the Italian reporting unit.

The remaining goodwill of $3.0 relates to the Netherlands reporting unit, which is within the Westport Operations' segment. The Company completed its annual assessment at November 30, 2015 and concluded that the goodwill was not impaired.

An assessment of the carrying value of goodwill was previously conducted as of November 30, 2014. Based on the Company's assessment, it was determined that carrying amount of goodwill exceeded the implied fair value of goodwill and as a result an impairment of $18.5 million was recorded in the US reporting unit, which is within the Westport Operations segment for the year ended December 31, 2014.

For 2014 and 2015, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

(a)    New accounting pronouncements adopted in 2015:

Simplifying the Presentation of Debt Issuance Costs:

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability instead of being presented as an asset. The recognition and measurement guidance for debt issuance costs has not changed. ASU 2015-03 requires retrospective application and represents a change in accounting principle. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted for financial statements that have not been previously issued. We adopted this update in the fourth quarter of 2015. We applied the change retrospectively to January 1, 2014 for prior period balances of unamortized debt issuance costs, resulting in a $1.5 million (CDN $2.0 million) reduction in other assets and long-term debt on our consolidated balance sheet as of December 31, 2014.

Simplifying the Accounting for Measurement-Period Adjustments (Topic 805): Business Combinations:

In September 2015, the FASB issued ASU 2015-16, which replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance, with earlier application permitted for financial statements that have not been issued. Our early adoption of ASU 2015-16 in the third quarter of 2015 did not have a material impact on our consolidated financial statements.

Simplifying the balance sheet classification of deferred taxes (Topic 740): Income Taxes:

In November 2015, the FASB issued ASU 2015-17 amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. We adopted this update as of December 31, 2015 and applied the change retrospectively to January 1, 2014 for prior period balances of deferred tax assets and liabilities, resulting in a $3.6 million reduction in total current assets and corresponding increase in long term assets, along with a $0.4 million reduction in total current liabilities and corresponding increase in long term liabilities on our consolidated balance sheet as of December 31, 2014.

(b)    New accounting pronouncements to be adopted in the future::

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15 “Presentation of Financial Statements - Going Concern,” outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

Amendments to the Consolidation Analysis (Topic 810): Consolidation

In February 2015 the FASB issued ASU 2015-02, which revises the current consolidation guidance which results in a change in the determination of whether an entity consolidates certain types of legal entities. The Company is currently assessing the impact of the new standard on its consolidated financial statements.  The new standard is effective for annual and interim reporting periods beginning after December 15, 2015 and may be applied on a full or modified retrospective basis.

Simplifying the Measurement of Inventory (Topic 330): Inventory

In July 2015, the FASB issued ASU 2015-11, which requires an entity to measure inventory at the lower of cost or net realizable value, which consists of the estimated selling prices in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. For public entities, the updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The guidance is to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

On July 23, 2015, we reported that we had identified a material weakness in our internal control over financial reporting as further described in our amended Management’s Discussion and Analysis for the year ended December 31, 2014. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, our CEO and CFO concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2014. Accordingly, management had concluded that the Company's internal control over financial reporting was not effective as of December 31, 2014. In response to the identified material weakness, management took specific actions to address the material weakness as further described in our amended Management’s Discussion and Analysis for the year ended December 31, 2014 filed on July 23, 2015. As a result of these actions, management has concluded that the material weakness has been remediated as of December 31, 2015.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, in relation to criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2015.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2015.

Changes in Internal Control over Financial Reporting

Other than the changes described above with respect to the remediation of the material weakness at December 31, 2014, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2015

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15
(expressed in millions of United States dollars except for per share amounts)
Product revenue (1)	$34.8	$31.8	$24.0	$27.4	$27.0	$24.6	$21.3	$24.9
Service and other revenue	5.1	6.1	1.4	—	1.0	3.2	1.0	0.2
Total revenue	39.9	37.9	25.4	27.4	28.0	27.8	22.3	25.1
Cost of product and parts revenue	27.6	24.3	17.3	28.7	22.6	18.1	21.0	21.6
Gross margin	$12.3	$13.6	$8.1	$(1.3)	$5.4	$9.7	$1.3	$3.5
Gross margin percentage	30.8%	35.9%	31.9%	(4.7)%	19.3%	34.9%	5.8%	13.9%
Net loss for the period	$(23.9)	$(35.4)	$(25.5)	$(64.8)	$(17.2)	$(20.5)	$(37.4)	$(23.3)
EBITDA (2)	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)
Adjusted EBITDA (3)	$(22.1)	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)
Loss per share
Basic and Diluted	$(0.38)	$(0.56)	$(0.40)	$(1.03)	$(0.30)	$(0.30)	$(0.58)	$(0.35)
Income from unconsolidated joint ventures:
CWI net income attributable to the Company	$(0.8)	$0.4	$0.9	$7.6	$5.9	$3.4	$3.5	$4.3
WWI net income attributable to the Company	$0.5	$0.7	$1.2	$3.6	$0.3	$0.1	$0.1	$0.5

(1) In 2014, the Company combined the parts revenue with product revenue into a single line item in the consolidated statement of operations and comprehensive loss for all periods presented.

(2) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(3) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. See non-GAAP measures for more information.

THREE MONTHS ENDED December 31, 2015 AND 2014

Our consolidated revenue for the three months ended December 31, 2015 was $25.1 million, a decrease of $2.3 million, or 8.4%, from $27.4 million for the three months ended December 31, 2014.

Our consolidated net loss for the three months ended December 31, 2015 was $23.3 million, or a loss of $0.36 per diluted share, compared to a net loss of $64.8 million, or a loss of $1.03 per diluted share, for the three months ended December 31, 2014. The decrease in net loss primarily relates to lower SG&A and R+D costs in 2015 and higher non-cash and other unusual adjustments taken in the fourth quarter of 2014.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as loss before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15
Loss before income taxes	$(23.9)	$(35.1)	$(26.2)	$(65.1)	$(16.7)	$(19.9)	$(37.2)	$(23.9)
Interest Expense, net (1)	0.8	1.7	0.7	2.5	1.4	1.6	1.4	1.3
Depreciation	4.3	4.6	4.7	5.1	3.6	3.5	3.3	3.3
EBITDA	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)

(1) Interest expense, net is defined as the aggregate of bank charges, interest, and other, interest on long term-debt and amortization of discount.

EBITDA increased $13.2 million in the three months ended December 31, 2015 to a loss of $19.3 million from a loss of $32.5 million for the three months ended September 30, 2015 primarily as a result of a goodwill impairment charge taken in the third quarter of 2015.

Non-GAAP Measures continued:

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other unusual adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport’s actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Mar-14	30-Jun-14	30-Sep-14	31-Dec-14	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15
EBITDA	$(18.8)	$(28.8)	$(20.8)	$(57.5)	$(11.7)	$(14.8)	$(32.5)	$(19.3)
Stock based compensation	4.7	3.3	1.0	—	3.4	4.7	3.3	3.5
Unrealized foreign exchange (gain) loss	(8.9)	8.6	(2.2)	(0.9)	(2.9)	(1.2)	(8.0)	0.5
Non-cash and other unusual adjustments (1)	0.9	—	—	35.4	2.0	3.6	27.4	3.0
Adjusted EBITDA	$(22.1)	$(16.9)	$(22.0)	$(23.0)	$(9.2)	$(7.7)	$(9.8)	$(12.3)

(1) Non-cash and other unusual adjustments include impairment of long lived assets, provision for inventory purchase commitments, intangible impairment, goodwill impairment, one time inventory obsolescence charges and one time costs related to the proposed merger between the Company and Fuel Systems. The three month ended December 31, 2015 figure included other unusual adjustments related to the discontinuation of the first generation of Westport HPDI systems.

Adjusted EBITDA decreased $2.5 million in the three months ended December 31, 2015 to a loss of $12.3 million from a loss of $9.8 million for the three months ended September 30, 2015 primarily as a result of lower margins, and higher R&D and SG&A expenses.

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at December 31, 2015, net amounts due from CWI total $1.2 million (2014 - $2.5 million). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	2015	2014	2013
Research and development	$—	$—	$0.2
General and administrative	0.9	1.5	1.4
Sales and marketing	4.8	4.9	4.7
	$5.7	$6.5	$6.3

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

Subsequent Events

See General Development section on page 5 of this MD&A for updates related to Cartesian Financing and The Merger with Fuel Systems Solutions, Inc.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2015 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.